Eyes 4 Lives, Inc.

Annual Report
2021

Annual Report 2021

Throughout this document, mentions of [COMPANY] refer to Eyes 4 Lives, Inc., a C-Corporation formed on 03/30/2010 in Califorsnia (the "Company"). The Company's physical address is 2707 E. Valley Blvd., #216, West Covina, CA 91792.

You may contact the Company by emailing rogerwu@eyes4lives.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Eyes 4 Lives, Inc. ("[COMPANY]" or "Company") is a corporation formed on 03/30/2010, in California. The Company's physical address is 2707 E. Valley Blvd., #216, West Covina, CA 91792. The Company's web site may be accessed at www.eyes4lives.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Dr. Roger L. Wu

Board positions with Eyes 4 Lives, Inc.

Dates	Position	Principal Occupation
03/30/2010	Founder/CEO	Optometrist

Positions with Eyes 4 Lives, Inc.

Dates	Position	Responsibilities
03/30/2010	Founder/CEO	Promoting company product and meeting potential investors

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities

Mr. Jan Biermeyer

Board positions with Eyes 4 Lives, Inc.

Dates	Position	Principal Occupation
09/01/2018	CFO	Software Engineer

Positions with [COMPANY]

Dates	Position	Responsibilities

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities

[OFFICER 3]

Board positions with [COMPANY]

Dates	Position	Principal Occupation

Positions with [COMPANY]

Dates	Position	Responsibilities

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Dr. Roger Wu owns 73450000 shares of COMMON STOCK, representing a voting power of 70.39%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Eyes 4 Lives, Inc. focuses on developing a unique yet effective software solution to minimize symptoms of Digital Eye Strain (DES) that's affecting more than 65% of Americans currently due to our addiction to cell phones, tablets, and computers. The symptoms of DES include dry/burning eyes, redness, light sensitivity, visual fluctuations, headache, and neck/shoulder pain. If ignored, these symptoms could potentially lead to permanent damages to our eyes and musculoskeletal system. That's why DES is currently one of the hottest topics in the eye care industry, especially during this pandemic when distant learning and working are essential.

Our latest software development, with strategic assistance from Altek Corporation, Intel, and Quanta Computer Inc. (the world's largest OEM computer manufacturer), uses embedded cameras/sensors of future cell phone/computer to monitor all known risk factors that cause DES and provide real-time feedback (nudges) plus personalized progress reports to the users.

Although there are 4 potential revenue streams in this space, our focus now is building a licensing/SaaS business model with device/AI chip manufacturers and data collection. Our next-generation software was showcased at the virtual CES running on Intel's newest computing architecture in 2021.

5. How many employees does the Company currently have? (§ 227.201(e))

2

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Our latest software is designed specifically to run on Altek's next-generation microchip (F1). The current shortage of global microchip supply may cause a significant delay to launch our product.

2. Since we monitor device-user behavior in real time, people who are leery of privacy may not want to purchase devices with our software as standard feature.

3. Public awareness of Digital Eye Strain and childhood myopia due to excessive screen time may take some time.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
1	200M	104346190	20% currently	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

We had a company valuation done by Carta a few years ago. Currently valuation is based on recent company status, potential investor interest, and overall capital market.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Eyes 4 Lives, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Eyes 4 Lives, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Dr. Roger L. Wu	$800000	0	

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does Not Apply

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Currently, Eyes 4 Lives, Inc. is 100% self-funded by Founder, Dr. Roger L. Wu.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Eyes 4 Lives, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Eyes 4 Lives, Inc. will file a report electronically with the SEC annually and post the report on its web site no later than 120 days after the end of each fiscal year covered by the report.



DocuSigned by:
Roger Wu
99D0A4F9398F401...

I, ____________ ("Full name") certify that:

(1) the financial statements of Eyes 4 Lives, Inc. ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of Eyes 4 Lives, Inc. ("Company name") included in this Form reflects accurately the information reported on the tax return for Eyes 4 Lives, Inc. ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Roger Wu

Position: Founder

Date: 4/25/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EYES 4 LIVES, INC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Expense	
Advertising & Promotion	10,665.00
Bank Service Charge	367.49
Licenses & Permits	25.00
Office Expenses	2,122.77
Postage & Delivery	72.00
Professional Fees	
Accounting	2,050.00
Legal Fees	5,000.00
Professional Fees - Other	922.50
Total Professional Fees	7,972.50
Rent	381.00
Supplies	1,884.41
Telephone	183.40
Travel	
Meals	311.54
Total Travel	311.54
Total Expense	23,985.11
Net Ordinary Income	-23,985.11
Net Income	**-23,985.11**

EYES 4 LIVES, INC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Chase 6053	10,744.07
Total Checking/Savings	10,744.07
Other Current Assets	
Prepaid Expense	
Eagle Faith	28,776.00
Solid Year	102,494.00
Total Prepaid Expense	131,270.00
Total Other Current Assets	131,270.00
Total Current Assets	142,014.07
Fixed Assets	
Computers	8,627.92
Machine & Equipments	196,670.91
Mold	28,603.80
Software	416,778.28
xAccumulated Depreciation	-632,705.00
Total Fixed Assets	17,975.91
Other Assets	
Intangible Assets	
Accumulated Amortization	-102,312.00
Design Fee	21,555.00
Patent	122,165.00
Software	116,024.04
Total Intangible Assets	157,432.04
Total Other Assets	157,432.04
TOTAL ASSETS	**317,422.02**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One #4222/#6792	2,243.77
Total Credit Cards	2,243.77
Other Current Liabilities	
Loan From Roger Wu OD, APC	166,833.39
Loan From RTW Investment Group	332,686.92
Loan From Shareholder	124,950.27
Other Payable	2,900.00
Total Other Current Liabilities	627,370.58
Total Current Liabilities	629,614.35
Long Term Liabilities	
Loan From NetCapital Funding	16,755.77
Total Long Term Liabilities	16,755.77
Total Liabilities	646,370.12

EYES 4 LIVES, INC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
Equity	
Common Stock	2,784,000.00
Retained Earnings	-3,188,962.99
Shareholder Equity-NEW	100,000.00
Net Income	-23,985.11
Total Equity	-328,948.10
TOTAL LIABILITIES & EQUITY	317,422.02

Cheung & Chu CPA A Professional Corp
111 N Atlantic Blvd., Ste 247
Monterey Park, CA 91754
(626) 308-1780

July 20, 2021

EYES 4 LIVES, INC.
2707 E VALLEY BLVD #216
WEST COVINA, CA 91792

Dear Client,

Enclosed is the 2020 Form 1120, U.S. Corporation Income Tax Return, for EYES 4 LIVES, INC. for the tax year ending December 31, 2020.

Your 2020 Form 1120, U.S. Corporation Income Tax Return, for EYES 4 LIVES, INC. will be electronically filed.

No payment is due with this return.

Enclosed is the 2020 Form 100, California Corporation Franchise or Income Tax Return for EYES 4 LIVES, INC..

Your 2020 Form 100, California Corporation Franchise or Income Tax Return for EYES 4 LIVES, INC. will be electronically filed.

No payment is due with this return.

The due dates and required payments for the 2021 California Corporation Franchise or Income Tax Return estimated income tax are as follows:

Installment #1 by	04/15/21	800
Installment #2 by	06/15/21	0
Installment #3 by	09/15/21	0
Installment #4 by	12/15/21	0

Estimated tax payments should be made by check or money order and sent to:

Franchise Tax Board

PO Box 942857
Sacramento, CA 94257-0531

We very much appreciate the opportunity to serve you.   If you have any questions regarding this return, please do not hesitate to call.

Sincerely,

EDDIE CHEUNG, CPA

2020 Corporation Income Tax Return
prepared for:

EYES 4 LIVES, INC.
2707 E VALLEY BLVD #216
WEST COVINA, CA 91792

Cheung & Chu CPA A Professional Corp
111 N. Atlantic Blvd., Ste 247
Monterey Park, CA 91754

Form **1120**	**U.S. Corporation Income Tax Return**	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	For calendar year 2020 or tax year beginning _____ , 2020, ending _____ , 20 _____ ▶ Go to *www.irs.gov/Form1120* for instructions and the latest information.	**2020**

A Check if:

1a Consolidated return (attach Form 851) . ☐

b Life/nonlife consolidated return . . . ☐

2 Personal holding co. (attach Sch. PH) . ☐

3 Personal service corp. (see instructions) . ☐

4 Schedule M-3 attached ☐

TYPE OR PRINT	Name EYES 4 LIVES, INC.	**B Employer identification number** 27-2464647
	Number, street, and room or suite no. If a P.O. box, see instructions. 2707 E VALLEY BLVD #216	**C Date incorporated** 03/30/2010
	City or town, state or province, country, and ZIP or foreign postal code WEST COVINA CA 91792	**D Total assets (see instructions)** $ 297,923

E Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

Income

1a	Gross receipts or sales	**1a**	0
b	Returns and allowances	**1b**	
c	Balance. Subtract line 1b from line 1a	**1c**	0
2	Cost of goods sold (attach Form 1125-A)	**2**	0
3	Gross profit. Subtract line 2 from line 1c	**3**	0
4	Dividends and inclusions (Schedule C, line 23)	**4**	
5	Interest	**5**	
6	Gross rents	**6**	
7	Gross royalties	**7**	
8	Capital gain net income (attach Schedule D (Form 1120))	**8**	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797) . . .	**9**	
10	Other income (see instructions—attach statement)	**10**	
11	**Total income.** Add lines 3 through 10 . . . . ▶	**11**	0

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) . . . . ▶	**12**	
13	Salaries and wages (less employment credits)	**13**	
14	Repairs and maintenance	**14**	
15	Bad debts	**15**	
16	Rents	**16**	1,411
17	Taxes and licenses	**17**	4,090
18	Interest (see instructions)	**18**	
19	Charitable contributions	**19**	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) . . .	**20**	24,734
21	Depletion	**21**	
22	Advertising	**22**	2,423
23	Pension, profit-sharing, etc., plans	**23**	
24	Employee benefit programs	**24**	
25	Reserved for future use	**25**	
26	Other deductions (attach statement) . Other Deductions Statement	**26**	42,592
27	**Total deductions.** Add lines 12 through 26 . . . . ▶	**27**	75,250
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11. .	**28**	−75,250
29a	Net operating loss deduction (see instructions) **29a**		
b	Special deductions (Schedule C, line 24) **29b**		
c	Add lines 29a and 29b	**29c**	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	**30**	−75,250
31	Total tax (Schedule J, Part I, line 11)	**31**	0
32	2020 net 965 tax liability paid (Schedule J, Part II, line 12)	**32**	
33	Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)	**33**	0
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached . . . . . ▶ ☐	**34**	
35	**Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed	**35**	
36	**Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid	**36**	0
37	Enter amount from line 36 you want: **Credited to 2021 estimated tax** ▶ **Refunded** ▶	**37**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____ Signature of officer	_____ Date	▶ C.E.O. _____ Title	May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name EDDIE CHEUNG, CPA	Preparer's signature EDDIE CHEUNG, CPA	Date	Check ☐ if self-employed	PTIN P00443838
Firm's name ▶ Cheung & Chu CPA A Professional Corp			Firm's EIN ▶ 20-0739940	
Firm's address ▶ 111 N. Atlantic Blvd., Ste 247 Monterey Park CA 91754			Phone no. (626)308-1780	

For Paperwork Reduction Act Notice, see separate instructions. REV 05/18/21 PRO

Form **1120** (2020)

BAA

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations . .		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Section 965(a) inclusion		See instructions	
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . .			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J	Tax Computation and Payment (see instructions)		

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐		
2	Income tax. See instructions	**2**	0
3	Base erosion minimum tax amount (attach Form 8991)	**3**	
4	Add lines 2 and 3	**4**	0
5a	Foreign tax credit (attach Form 1118)	**5a**	
b	Credit from Form 8834 (see instructions)	**5b**	
c	General business credit (attach Form 3800)	**5c**	
d	Credit for prior year minimum tax (attach Form 8827)	**5d**	
e	Bond credits from Form 8912	**5e**	
6	**Total credits.** Add lines 5a through 5e	**6**	
7	Subtract line 6 from line 4	**7**	0
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	
9a	Recapture of investment credit (attach Form 4255)	**9a**	
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	**9c**	
d	Interest due under the look-back method—income forecast method (attach Form 8866)	**9d**	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	
f	Interest/tax due under Section 453A(c) and/or Section 453(l)	**9f**	
g	Other (see instructions—attach statement)	**9g**	
10	**Total.** Add lines 9a through 9g	**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	**11**	0

Part II—Section 965 Payments (see instructions)

12	2020 net 965 tax liability paid from Form 965-B, Part II, column (k), line 4. Enter here and on page 1, line 32	**12**	

Part III—Payments, Refundable Credits, and Section 965 Net Tax Liability

13	2019 overpayment credited to 2020	**13**	
14	2020 estimated tax payments	**14**	
15	2020 refund applied for on Form 4466	**15**	( )
16	Combine lines 13, 14, and 15	**16**	
17	Tax deposited with Form 7004	**17**	0
18	Withholding (see instructions)	**18**	
19	**Total payments.** Add lines 16, 17, and 18	**19**	0
20	Refundable credits from:		
a	Form 2439	**20a**	
b	Form 4136	**20b**	
c	Reserved for future use	**20c**	
d	Other (attach statement—see instructions)	**20d**	
21	**Total credits.** Add lines 20a through 20d	**21**	
22	2020 net 965 tax liability from Form 965-B, Part I, column (d), line 4. See instructions	**22**	
23	**Total payments, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	**23**	0

| **Schedule K** | **Other Information** (see instructions) |

		Yes	No
1	Check accounting method: **a** ☐ Cash **b** ☒ Accrual **c** ☐ Other (specify) ▶ _____		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 423600		
b	Business activity ▶ WHOLESALES & RETAIL		
c	Product or service ▶ CONSUMER ELECTRONIC SOFTWARE & MACHINES		
3	Is the corporation a subsidiary in an affiliated group or a parent–subsidiary controlled group?　.		×
	If "Yes," enter name and EIN of the parent corporation ▶ _____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		×
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)　.	×	
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions.		×
	If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions.		×
	If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316　.		×
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock?　.		×
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned ▶ _____ and **(b)** Owner's country ▶ _____		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount　. . . . . . ▶ ☐		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ▶ ☐		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.)　. . . . . ▶ $　864,817.		

Schedule K	Other Information *(continued from page 4)*	Yes	No

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?		✕
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $_____		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		✕
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2020 that would require it to file Form(s) 1099?		✕
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		✕
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		✕
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		✕
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		✕
20	Is the corporation operating on a cooperative basis?.		✕
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		✕
	If "Yes," enter the total amount of the disallowed deductions ▶ $ _____		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		✕
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		✕
24	Does the corporation satisfy one or more of the following? See instructions		✕
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		✕
	If "Yes," enter amount from Form 8996, line 15 . . . . . ▶ $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		✕
	Percentage: By Vote By Value		

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	(a)	(b)	(c)	(d)
1	Cash		7,273.		2,983.
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories		0.		
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)		131,270.		131,270.
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets	650,681.		650,681.	
b	Less accumulated depreciation	(607,971.)	42,710.	(632,705.)	17,976.
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)	247,450.		248,006.	
b	Less accumulated amortization	(84,574.)	162,876.	(102,312.)	145,694.
14	Other assets (attach statement)				
15	Total assets		344,129.		297,923.
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)		3,971.		515.
19	Loans from shareholders		118,950.		124,950.
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)		452,920.		477,420.
22	Capital stock: **a** Preferred stock				
	b Common stock	2,784,000.	2,784,000.	2,784,000.	2,784,000.
23	Additional paid-in capital		100,000.		100,000.
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated		-3,115,712.		-3,188,962.
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity		344,129.		297,923.

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	-73,250.	7	Income recorded on books this year not included on this return (itemize):	
2	Federal income tax per books	0.		Tax-exempt interest $ _____	
3	Excess of capital losses over capital gains			EIDL GRANT	
4	Income subject to tax not recorded on books this year (itemize): _____			_____	2,000.
	_____		8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		a	Depreciation $ _____	
a	Depreciation $ _____		b	Charitable contributions $ _____	
b	Charitable contributions $ _____			_____	
c	Travel and entertainment $ _____			_____	
	_____		9	Add lines 7 and 8	2,000.
6	Add lines 1 through 5	-73,250.	10	Income (page 1, line 28)—line 6 less line 9	-75,250.

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year	-3,115,712.	5	Distributions: **a** Cash	
2	Net income (loss) per books	-73,250.		**b** Stock	
3	Other increases (itemize): _____			**c** Property	
	_____		6	Other decreases (itemize): _____	
	_____		7	Add lines 5 and 6	
4	Add lines 1, 2, and 3	-3,188,962.	8	Balance at end of year (line 4 less line 7)	-3,188,962.

Form **1125-A**
(Rev. November 2018)
Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

▶ Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.
▶ Go to *www.irs.gov/Form1125A* for the latest information.

OMB No. 1545-0123

Name	Employer identification number
EYES 4 LIVES, INC.	27-2464647

1	Inventory at beginning of year	1	0
2	Purchases	2	
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	0
7	Inventory at end of year	7	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	0

9a Check all methods used for valuing closing inventory:
- *(i)* ☒ Cost
- *(ii)* ☐ Lower of cost or market
- *(iii)* ☐ Other (Specify method used and attach explanation.) ▶ _____

b Check if there was a writedown of subnormal goods . . . . ▶ ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) . . . . . . ▶ ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO . . . . | **9d** | |

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions . . ☐ Yes ☒ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation . . . . ☐ Yes ☒ No

---

Section references are to the Internal Revenue Code unless otherwise noted.

What's New

Small business taxpayers. For tax years beginning after December 31, 2017, the following apply.
- A small business taxpayer (defined below), may use a method of accounting for inventories that either: (1) treats inventories as nonincidental materials and supplies, or (2) conforms to the taxpayer's financial accounting treatment of inventories.
- A small business taxpayer is not required to capitalize costs under section 263A.

General Instructions

Purpose of Form

Use Form 1125-A to calculate and deduct cost of goods sold for certain entities.

Who Must File

Filers of Form 1120, 1120-C, 1120-F, 1120S, or 1065, must complete and attach Form 1125-A if the applicable entity reports a deduction for cost of goods sold.

Inventories

Generally, inventories are required at the beginning and end of each tax year if the production, purchase, or sale of merchandise is an income-producing factor. See Regulations section 1.471-1. If inventories are required, you generally must use an accrual method of accounting for sales and purchases of inventory items.

Exception for certain taxpayers. A small business taxpayer (defined below), can adopt or change its accounting method to account for inventories in the same manner as material and supplies that are non-incidental, or conform to its treatment of inventories in an applicable financial statement (as defined in section 451(b)(3)), or if it does not have an applicable financial statement, the method of accounting used in its books and records prepared in accordance with its accounting procedures. See section 471(c)(3).

A small business taxpayer claiming exemption from the requirement to keep inventories is changing its method of accounting for purposes of section 481. For additional guidance on this method of accounting, see Pub. 538, Accounting Periods and Methods. For guidance on changing to this method of accounting, see Form 3115 and the Instructions for Form 3115.

Small business taxpayer. A small business taxpayer is a taxpayer that (a) has average annual gross receipts of $25 million or less (indexed for inflation) for the 3 prior tax years, and (b) is not a tax shelter (as defined in section 448(d)(3)). See Pub. 538.

Uniform capitalization rules. The uniform capitalization rules of section 263A generally require you to capitalize, or include in inventory, certain costs incurred in connection with the following.
- The production of real property and tangible personal property held in inventory or held for sale in the ordinary course of business.
- Real property or personal property (tangible and intangible) acquired for resale.
- The production of real property and tangible personal property for use in its trade or business or in an activity engaged in for profit.

A small business taxpayer (defined above) is not required to capitalize costs under section 263A. See section 263A(i).

See the discussion on section 263A uniform capitalization rules in the instructions for your tax return before completing Form 1125-A. Also see Regulations sections 1.263A-1 through 1.263A-3. See Regulations section 1.263A-4 for rules for property produced in a farming business.

REV 05/18/21 PRO Form **1125-A** (Rev. 11-2018)

SCHEDULE G
(Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ **Attach to Form 1120.**
▶ **See instructions on page 2.**

OMB No. 1545-0123

Name: EYES 4 LIVES, INC.

Employer identification number (EIN): 27-2464647

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
ROGER L. WU	141-80-7465	US	68.98
KAI YANG	FOREIGNER	CH	23.48

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS *e-file* Signature Authorization for Form 1120

For calendar year 2020, or tax year beginning _____ , 2020, ending _____ , 20 _____

▶ **Do not send to the IRS. Keep for your records.**
▶ **Go to *www.irs.gov/Form8879C* for the latest information.**

OMB No. 1545-0123

2020

Name of corporation	Employer identification number
EYES 4 LIVES, INC.	27-2464647

Part I   Tax Return Information (Whole dollars only)

1 Total income (Form 1120, line 11)	**1**	0.
2 Taxable income (Form 1120, line 30)	**2**	-75,250.
3 Total tax (Form 1120, line 31)	**3**	0.
4 Amount owed (Form 1120, line 35)	**4**	
5 Overpayment (Form 1120, line 36)	**5**	0.

Part II   Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2020 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

☐ I authorize _____ to enter my PIN ☐☐☐☐☐ as my signature
ERO firm name   do not enter all zeros
on the corporation's 2020 electronically filed income tax return.

☒ As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2020 electronically filed income tax return.

Officer's signature ▶ _____   Date ▶ _____   Title ▶ C.E.O. _____

Part III   Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. | 9 | 6 | 0 | 0 | 1 | 7 | 8 | 8 | 1 | 1 | 1 |
do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2020 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ _____   Date ▶ _____

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.
BAA

REV 05/18/21 PRO

Form **8879-C** (2020)

Form **4562**

Department of the Treasury
Internal Revenue Service   (99)

Depreciation and Amortization
(Including Information on Listed Property)
▶ **Attach to your tax return.**
▶ **Go to** *www.irs.gov/Form4562* **for instructions and the latest information.**

OMB No. 1545-0172

2020

Attachment
Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
EYES 4 LIVES, INC.	Form 1120 WHOLESALES & RETAIL	27-2464647

Part I Election To Expense Certain Property Under Section 179
Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	**1**	1,040,000.
2	Total cost of section 179 property placed in service (see instructions)	**2**	
3	Threshold cost of section 179 property before reduction in limitation (see instructions)	**3**	2,590,000.
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	**4**	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	**5**	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost	

7	Listed property. Enter the amount from line 29 . . . . **7**		
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	**8**	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	**9**	
10	Carryover of disallowed deduction from line 13 of your 2019 Form 4562	**10**	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5. See instructions	**11**	
12	Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	**12**	
13	Carryover of disallowed deduction to 2021. Add lines 9 and 10, less line 12 ▶ **13**		

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II Special Depreciation Allowance and Other Depreciation (Don't include listed property. See instructions.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year. See instructions	**14**	
15	Property subject to section 168(f)(1) election	**15**	
16	Other depreciation (including ACRS)	**16**	0.

Part III MACRS Depreciation (Don't include listed property. See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2020	**17**	24,734.
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here . . . . ▶ ☐		

Section B—Assets Placed in Service During 2020 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only—see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property			27.5 yrs.	MM	S/L	
			27.5 yrs.	MM	S/L	
i Nonresidential real property			39 yrs.	MM	S/L	
				MM	S/L	

Section C—Assets Placed in Service During 2020 Tax Year Using the Alternative Depreciation System

20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 30-year			30 yrs.	MM	S/L	
d 40-year			40 yrs.	MM	S/L	

Part IV Summary (See instructions.)

21	Listed property. Enter amount from line 28	**21**	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations—see instructions	**22**	24,734.
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs **23**		

For Paperwork Reduction Act Notice, see separate instructions. BAA   REV 05/18/21 PRO   Form **4562** (2020)

Part V **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A—Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ **Yes** ☐ **No**   **24b** If "Yes," is the evidence written? ☐ **Yes** ☐ **No**

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use. See instructions .					**25**			
26 Property used more than 50% in a qualified business use:								
		%						
		%						
		%						
27 Property used 50% or less in a qualified business use:								
		%				S/L –		
		%				S/L –		
		%				S/L –		
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1 .					**28**			
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1							**29**	

Section B—Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

		(a) Vehicle 1		(b) Vehicle 2		(c) Vehicle 3		(d) Vehicle 4		(e) Vehicle 5		(f) Vehicle 6	
30	Total business/investment miles driven during the year (**don't** include commuting miles) .												
31	Total commuting miles driven during the year												
32	Total other personal (noncommuting) miles driven												
33	Total miles driven during the year. Add lines 30 through 32												
34	Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35	Was the vehicle used primarily by a more than 5% owner or related person? . .												
36	Is another vehicle available for personal use?												

Section C—Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons. See instructions.

		Yes	No
37	Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38	Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners . .		
39	Do you treat all use of vehicles by employees as personal use?		
40	Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41	Do you meet the requirements concerning qualified automobile demonstration use? See instructions.		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," don't complete Section B for the covered vehicles.

Part VI **Amortization**

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2020 tax year (see instructions):					
PATENT	02/01/2020	556.	197	15.00 yrs	34.
43 Amortization of costs that began before your 2020 tax year **43**					17,704.
44 Total. Add amounts in column (f). See the instructions for where to report **44**					17,738.

Form 1120
Schedule L

Other Assets

2020

Name as Shown on Return: EYES 4 LIVES, INC.

Employer Identification No.: 27-2464647

Other Current Assets:	Beginning of tax year	End of tax year
PREPAID EXPENSES	131,270.	131,270.
Totals to Form 1120, Schedule L, line 6 ►	131,270.	131,270.

Other Investments:	Beginning of tax year	End of tax year
Totals to Form 1120, Schedule L, line 9 ►		

Other Assets:	Beginning of tax year	End of tax year
Totals to Form 1120, Schedule L, line 14 ►		

Form 1120
Schedule L

Other Liabilities
and Adjustments to Shareholders' Equity

2020

Name	Employer Identification No.
EYES 4 LIVES, INC.	27-2464647

Other Current Liabilities:	Beginning of tax year	End of tax year
CREDIT CARD PAYABLE	3,971.	515.
Totals to Form 1120, Schedule L, line 18 . . . . ►	3,971.	515.

Other Liabilities:	Beginning of tax year	End of tax year
LOAN FROM OTHERS	450,020.	474,520.
OTHER PAYABLES	2,900.	2,900.
Totals to Form 1120, Schedule L, line 21 . . . . ►	452,920.	477,420.

Retained Earnings — Appropriated:	Beginning of tax year	End of tax year
Totals to Form 1120, Schedule L, line 24 . . . . ►		

Adjustments to Shareholders' Equity:	Beginning of tax year	End of tax year
Totals to Form 1120, Schedule L, line 26 . . . . ►		

Form 1120, Line 29a

Net Operating Loss Worksheet

2020

Name	Employer Identification Number
EYES 4 LIVES, INC.	27-2464647

Important Information
Tax Cuts and Jobs Act (TCJA)

For taxable years ending after December 31, 2017, Net Operating Loss (NOL) rules for carrybacks and carryforwards have changed under the Tax Cuts and Jobs Act (TCJA). Except for certain farming and insurance company (other than life insurance) losses, NOLs can no longer be carried back. NOLs can now be carried forward indefinitely.

Important Information
Coronavirus Aid, Relief, and Economic Security (CARES) Act

For taxable years ending after December 31, 2017, Net Operating Loss (NOL) rules for carrybacks have changed under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. NOLs can now be carried back 5 years.

NOL's under Coronavirus Aid, Relief, and Economic Security Act of 2020 Smart Worksheet

A Is the business electing out of the five year carryback for a current year NOL? . . . ► Yes ☐ No ☐
QuickZoom to Election Statement . . . . ► ____
QuickZoom to Form 1139 . . . . ► ____

NOL's under Tax Cuts and Jobs Act of 2017 : Carryover indefinitely
NOL's under Coronavirus Aid, Relief, and Economic Security Act of 2020 : Carryover indefinitely

NOL Carryover Year	A Carryover	B Less Carrybacks	C Adjusted Carryover
2019	154,429.		154,429.
2018	403,699.		403,699.
Totals	558,128.		

NOL's under Taxpayer Relief Act of 1997 : Two year carryback, twenty year carryover

NOL Carryover Year	A Carryover	B Less Carrybacks/ Carryovers	C Adjusted Carryover
2017	306,689.		306,689.
2016			
2015			
2014			
2013			
2012			
2011			
2010			
2009			
2008			
2007			
2006			
2005			
2004			
2003			
2002			
2001			
2000			
Totals	306,689.		306,689.

NOL's prior to Taxpayer Relief Act of 1997:   Three year carryback, fifteen year carryover

NOL Carryover Year	A Carryover	B Less Carrybacks/ Carryovers	C Adjusted Carryover
2011			
2010			
2009			
2008			
2007			
2006			
2005			
Totals			

EYES 4 LIVES, INC.   27-2464647

Net Operating Loss Summary

NOL C/O Year	A NOL Carryover Available	B Deduction Allowed in Current Year	C Adjustment Under Section 172(b)(2)	D Remaining Carryover 20 Years	E Remaining Carryover Indefinite	F Remaining Carryover 15 Years*
2019 .	154,429.				154,429.	
2018 .	403,699.				403,699.	
2017 .	306,689.			306,689.		
2016 .						
2015 .						
2014 .						
2013 .						
2012 .						
2011 .						
2010 .						
2009 .						
2008 .						
2007 .						
2006 .						
2005 .						
2004 .						
2003 .						
2002 .						
2001 .						
2000 .						
Totals	864,817.			306,689.	558,128.	

Less: Carryover expiring due to 20-year limitation	
Less: Carryover expiring due to 15-year limitation	
Add: Current year net operating loss	75,250.
Less: Carryback of current year net operating loss	
Net operating loss carryover to next year.	940,067.

Additional information from your 2020 Federal Corporation Tax Return

Form 1120: US Corporation Income Tax Return

Other Deductions   **Continuation Statement**

Description	Amount
AMORTIZATION	17,738
AUTOMOBILE AND TRUCK EXPENSE	69
BANK CHARGES	360
LEGAL AND PROFESSIONAL	14,760
OFFICE EXPENSE	2,749
PARKING FEES AND TOLLS	11
POSTAGE	240
SUPPLIES	524
TELEPHONE	178
TRAVEL	1,963
TRADE SHOW	4,000
Total	42,592


Form at bottom of page. ■


Installment 1 – File and Pay by the 15th day of the 4th month of the taxable year. When the due date falls on a weekend or holiday, the deadline to file and pay without a penalty is extended to the next business day.

If no payment is due, do not mail this form.

WHERE TO FILE: Using black or blue ink, make the check or money order payable to the "Franchise Tax Board." Write the corporation number, FEIN, and CA SOS file number, if applicable, and "2021 Form 100-ES" on the check or money order. Detach form below. Enclose, but **do not** staple, the payment with this form and mail to:

FRANCHISE TAX BOARD
PO BOX 942857
SACRAMENTO CA 94257-0531

Make all checks or money orders payable in U.S. dollars and drawn against a U.S. financial institution.

ONLINE SERVICES: Corporations can make payments online using Web Pay for Businesses. Corporations can make an immediate payment or schedule payments up to a year in advance. Go to **ftb.ca.gov/pay** for more information.

- - - DETACH HERE - - - - - - IF NO PAYMENT IS DUE, DO NOT MAIL THIS FORM - - - - - - DETACH HERE - -

Caution: The corporation may be required to pay electronically. See instructions. REV 04/28/21 PRO Installment 1

TAXABLE YEAR | CALIFORNIA FORM

2021 Corporation Estimated Tax 100-ES

```
3256357      EYES  27-2464647      000000000000      21      FORM  1
TYB  01-01-2021    TYE  12-31-2021
EYES 4 LIVES INC

2707 E VALLEY BLVD 216
WEST COVINA        CA  91792                    (686) 945-5885

Est Tax Amt          800.  QSub Tax Amt
                                 Total Payment Amt          800.
```

■   051   6101216   Form 100-ES 2020 ■

051
Date Accepted _____

DO NOT MAIL THIS FORM TO THE FTB

TAXABLE YEAR

FORM

2020 California e-file Return Authorization for Corporations | 8453-C

Corporation name	California Corporation No., CA SOS file no., or FEIN
EYES 4 LIVES, INC.	27-2464647

Part I — Tax Return Information (whole dollars only)

1 Total income (Form 100, line 9; Form 100S, line 8; Form 100W, line 9 or Form 100X, line 6) .... **1**   −64,074.

2 Taxable income (Form 100, line 22; Form 100S, line 20; Form 100W, line 22 or Form 100X, line 10) .... **2**   −64,074.

3 Total tax (Form 100, line 30; Form 100S, line 29; Form 100W, line 30 or Form 100X, line 18) .... **3**   800.

4 Tax due (Form 100, line 39; Form 100S, line 38; Form 100W, line 36 or Form 100X, line 20) **4**

5 Overpayment (Form 100, line 40; Form 100S, line 39; Form 100W, line 37 or Form 100X, line 27) .... **5**   0.

Part II — Settle the Account Electronically for Taxable Year 2020

6 ☐ Direct deposit of refund (For Forms 100, 100S, and 100W only.)

7 ☐ Electronic funds withdrawal   **7a** Amount _____   **7b** Withdrawal date (mm/dd/yyyy) _____

Part III — Schedule of Estimated Tax Payments for Taxable Year 2021 (These are NOT installment payments for the current amount the corporation owes.)

	First Payment	Second Payment	Third Payment	Fourth Payment
8 Amount				
9 Withdrawal Date				

Part IV — Banking Information (Have you verified the corporation's banking information?)

10 Routing number _____

11 Account number _____   12 Type of account: ☐ Checking   ☐ Savings

Part V — Declaration of Officer

I authorize the corporate account to be settled as designated in Part II. If I check Part II, Box 6, I declare that the bank account specified in Part IV for the direct deposit refund agrees with the authorization stated on my return. If I check Part II, Box 7, I authorize an electronic funds withdrawal for the amount listed on line 7a and any estimated payment amounts listed on Part III, line 8 from the bank account specified in Part IV.

Under penalties of perjury, I declare that I am an officer of the above corporation and that the information I provided to my electronic return originator (ERO), transmitter, or intermediate service provider and the amounts in Part I above agree with the amounts on the corresponding lines of the corporation's 2020 California income tax return. To the best of my knowledge and belief, the corporation's return is true, correct, and complete. If the corporation is filing a balance due return, I understand that if the Franchise Tax Board (FTB) does not receive full and timely payment of the corporation's tax liability, the corporation will remain liable for the tax liability and all applicable interest and penalties. I authorize the corporation return and accompanying schedules and statements be transmitted to the FTB by the ERO, transmitter, or intermediate service provider. **If the processing of the corporation's return or refund is delayed, I authorize the FTB to disclose to the ERO or intermediate service provider the reason(s) for the delay or the date when the refund was sent.**

Sign Here

▶ _____ | _____   ▶ C.E.O. _____

Signature of officer   Date   Title

Part VI — Declaration of Electronic Return Originator (ERO) and Paid Preparer. See instructions.

I declare that I have reviewed the above corporation's return and that the entries on form FTB 8453-C are complete and correct to the best of my knowledge. (If I am only an intermediate service provider, I understand that I am not responsible for reviewing the corporation's return. I declare, however, that form FTB 8453-C accurately reflects the data on the return.) I have obtained the corporate officer's signature on form FTB 8453-C before transmitting this return to the FTB; I have provided the corporate officer with a copy of all forms and information that I will file with the FTB, and I have followed all other requirements described in FTB Pub. 1345, 2020 Handbook for Authorized e-file Providers. I will keep form FTB 8453-C on file for **four** years from the due date of the return or **four** years from the date the corporation return is filed, whichever is later, and I will make a copy available to the FTB upon request. If I am also the paid preparer, under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I make this declaration based on all information of which I have knowledge.

ERO Must Sign	ERO's signature ▶	Date	Check if also paid preparer ☐	Check if self-employed ☐	ERO's PTIN P00443838
	Firm's name (or yours if self-employed) and address ▶	CHEUNG & CHU CPA A PROFESSIONAL CORP		Firm's FEIN 20-0739940	
		111 N. ATLANTIC BLVD., STE 247			ZIP code
		MONTEREY PARK		CA	91754

Under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I make this declaration based on all information of which I have knowledge.

Paid Preparer Must Sign	Paid preparer's signature ▶	Date	Check if self-employed ☐	Paid preparer's PTIN P00443838
	Firm's name (or yours if self-employed) and address ▶	CHEUNG & CHU CPA A PROFESSIONAL CORP		Firm's FEIN 20-0739940
		111 N. ATLANTIC BLVD., STE 247		ZIP code
		MONTEREY PARK	CA	91754

TAXABLE YEAR
2020

**California Corporation
Franchise or Income Tax Return**

FORM
100

```
3256357      EYES   27-2464647  000000000000   20
TYB  01-01-2020   TYE   12-31-2020
EYES 4 LIVES INC

2707 E VALLEY BLVD #216
WEST COVINA       CA  91792
```

Schedule Q Questions *(continued on Side 2)*

A FINAL RETURN? ● ☐ Dissolved ☐ Surrendered (withdrawn) ☐ Merged/Reorganized ☐ IRC Section 338 sale ☐ QSub election

Enter date (mm/dd/yyyy) ●

B 1. Is income included in a combined report of a unitary group? .... ● ☐ Yes ☒ No

If "Yes," indicate: ☐ Wholly within CA (R&TC 25101.15)

☐ Within and outside of CA

2. Is there a change in the members listed in Schedule R-7 from the prior year? .... ● ☐ Yes ☐ No

3. Enter the number of members (including parent or key corporation) listed in the Schedule R-7, Part I, Section A, subject to income or franchise tax .... ●

4. Is form FTB 3544 attached to the return? .... ● ☐ Yes ☒ No

C 1. During this taxable year, did another person or legal entity acquire control or majority ownership (more than a 50% interest) of this corporation or any of its subsidiaries that owned California real property (i.e., land, buildings), leased such property for a term of 35 years or more, or leased such property from a government agency for any term? .... ● ☐ Yes ☒ No

2. During this taxable year, did this corporation or any of its subsidiaries acquire control or majority ownership (more than a 50% interest) in another legal entity that owned California real property (i.e., land, buildings), leased such property for a term of 35 years or more, or leased such property from a government agency for any term? .... ● ☐ Yes ☒ No

3. During this taxable year, has more than 50% of the voting stock of this corporation cumulatively transferred in one or more transactions after an interest in California real property (i.e., land, buildings) was transferred to it that was excluded from property tax reassessment under R&TC Section 62(a)(2) and it was not reported on a previous year's tax return? .... ● ☐ Yes ☒ No

(Yes requires filing of statement, penalties may apply – see instructions.)

State Adjustments	1	Net income (loss) before state adjustments. See instructions .... ●	**1**	-75,250. 00
	2	Amount deducted for foreign or domestic tax based on income or profits from Schedule A .... ●	**2**	00
	3	Amount deducted for tax under the provisions of the Corporation Tax Law from Schedule A .... ●	**3**	800. 00
	4	Interest on government obligations .... ●	**4**	00
	5	Net California capital gain from Side 6, Schedule D, line 11 .... ●	**5**	00
	6	Depreciation and amortization in excess of amount allowed under California law. Attach form FTB 3885 ...... ●	**6**	8,376. 00
	7	Net income from corporations not included in federal consolidated return. See instructions .... ●	**7**	00
	8	Other additions. Attach schedule(s) .... SEE OTH ADD STMT .... ●	**8**	2,000. 00
	9	Total. Add line 1 through line 8 .... ●	**9**	-64,074. 00

■

<table>
<tr><td rowspan="8">State Adjustments (cont.)</td><td>10</td><td>Intercompany dividend elimination. Attach Schedule H (100) . . . . ● 10</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>11</td><td>Dividends received deduction. Attach Schedule H (100) . . . . ● 11</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>12</td><td>Additional depreciation allowed under CA law. Attach form FTB 3885 . ● 12</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>13</td><td>Capital gain from federal Form 1120, line 8 . . . . ● 13</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>14</td><td>Charitable Contributions . . . . ● 14</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>15</td><td>Other deductions. Attach schedule(s) . . . . ● 15</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>16</td><td>Total. Add line 10 through line 15 . . . . ●</td><td>16</td><td></td><td></td><td>00</td></tr>
<tr><td>17</td><td>Net income (loss) after state adjustments. Subtract line 16 from Side 1, line 9. . . . . ●</td><td>17</td><td>−64,074.</td><td></td><td>00</td></tr>
<tr><td rowspan="5">CA Net Income</td><td>18</td><td>Net income (loss) for state purposes. Complete Schedule R if apportioning or allocating income. See instructions. ●</td><td>18</td><td>−64,074.</td><td></td><td>00</td></tr>
<tr><td>19</td><td>Net operating loss (NOL) deduction. See instructions . . . . ● 19</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>20</td><td>EZ, TTA, or LAMBRA NOL carryover deduction.
See instructions . . . . ● 20</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>21</td><td>Disaster loss deduction. See instructions . . . . ● 21</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>22</td><td>Net income for tax purposes. Combine line 19 through line 21. Then, subtract from line 18 . . . . ●</td><td>22</td><td>−64,074.</td><td></td><td>00</td></tr>
<tr><td rowspan="8">Taxes</td><td>23</td><td>Tax. __8.84__% x line 22 (at least minimum franchise tax, if applicable). See instructions . . . . ●</td><td>23</td><td>800.</td><td></td><td>00</td></tr>
<tr><td>24</td><td>Credit name _____ code ● _ _ _ _ amount .. ▶ 24</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>25</td><td>Credit name _____ code ● _ _ _ _ amount .. ▶ 25</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>26</td><td>To claim more than two credits, see instructions . . . . ● 26</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>27</td><td>Add line 24 through line 26 . . . . ●</td><td>27</td><td></td><td></td><td>00</td></tr>
<tr><td>28</td><td>Balance. Subtract line 27 from line 23 (at least minimum franchise tax, if applicable) . . . . ●</td><td>28</td><td>800.</td><td></td><td>00</td></tr>
<tr><td>29</td><td>Alternative minimum tax. Attach Schedule P (100). See instructions . . . . ●</td><td>29</td><td>0.</td><td></td><td>00</td></tr>
<tr><td>30</td><td>Total tax. Add line 28 and line 29 . . . . ●</td><td>30</td><td>800.</td><td></td><td>00</td></tr>
<tr><td rowspan="5">Payments</td><td>31</td><td>Overpayment from prior year allowed as a credit . . . . ● 31</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>32</td><td>2020 Estimated tax payments. See instructions . . . . ● 32</td><td>800.</td><td>00</td><td></td><td></td></tr>
<tr><td>33</td><td>2020 Withholding (Form 592-B and/or 593). See instructions . . . . ● 33</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>34</td><td>Amount paid with extension of time to file tax return . . . . ● 34</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>35</td><td>Total payments. Add line 31 through line 34 . . . . ●</td><td>35</td><td>800.</td><td></td><td>00</td></tr>
<tr><td rowspan="9">Refund or Amount Due</td><td>36</td><td>Use tax. This is not a total line. See instructions . . . . ● 36</td><td></td><td>00</td><td></td><td></td></tr>
<tr><td>37</td><td>Payments balance. If line 35 is more than line 36, subtract line 36 from line 35 . . . . ●</td><td>37</td><td>800.</td><td></td><td>00</td></tr>
<tr><td>38</td><td>Use tax balance. If line 36 is more than line 35, subtract line 35 from line 36 . . . . ●</td><td>38</td><td></td><td></td><td>00</td></tr>
<tr><td>39</td><td>Franchise or income tax due. If line 30 is more than line 37, subtract line 37 from line 30 . . . . ●</td><td>39</td><td></td><td></td><td>00</td></tr>
<tr><td>40</td><td>Overpayment. If line 37 is more than line 30, subtract line 30 from line 37 . . . . ●</td><td>40</td><td>0.</td><td></td><td>00</td></tr>
<tr><td>41</td><td>Amount of line 40 to be credited to 2021 estimated tax . . . . ●</td><td>41</td><td></td><td></td><td>00</td></tr>
<tr><td>42</td><td>Refund. Subtract line 41 from line 40 . . . . ●</td><td>42</td><td>0.</td><td></td><td>00</td></tr>
<tr><td colspan="6">See instructions to have the refund directly deposited.</td></tr>
<tr><td colspan="6">☐ Checking ☐ Savings</td></tr>
</table>

42a. ● Routing number   **42b.** ● Type   **42c.** ● Account number

43 a Penalties and interest . . . . ●	**43a**	00

    b ● ☐ Check if estimate penalty computed using Exception B or C on form FTB 5806. See instructions.

44 Total amount due. Add line 38, line 39, line 41, and line 43a. Then, subtract line 40 from the result . . . ◉	**44**	00

Schedule Q Questions   *(continued from Side 1)*

D If the corporation filed on a water's-edge basis pursuant to R&TC Sections 25110 and 25113 in previous years, enter the date the
water's-edge election ended . . . . (mm/dd/yyyy) ● _____

E Was the corporation's income included in a consolidated federal return? . . . . ● ☐ Yes ☒ No

F Principal business activity code. (**Do not** leave blank): . . . . ● 423600

Business activity WHOLESALES & RETAIL

Product or service CONSUMER ELECTRONIC SOFTWARE &

Schedule Q Questions (continued on Side 3)

G Date incorporated (mm/dd/yyyy): 03/30/2010   Where: ● State CA   Country_____

H Date business began in California or date income was first derived from California sources ....(mm/dd/yyyy) ● 03/30/2010

I First return? .... ● ☐ Yes ☒ No   If "Yes" and this corporation is a successor to a previously existing business, check the appropriate box.

                        ● **(1)** ☐ Sole proprietorship   **(2)** ☐ Partnership   **(3)** ☐ Joint venture   **(4)** ☐ Corporation   **(5)** ☐ Other

                        (Attach statement showing name, address, and FEIN/SSN/ITIN of previous business.)

J "Doing business as" name. See instructions: .... ● _____

K At any time during the taxable year, was more than 50% of the voting stock:

  1. Of the corporation owned by any single interest? .... ● ☐ Yes ☒ No

  2. Of another corporation owned by this corporation? .... ● ☐ Yes ☒ No

  3. Of this and one or more other corporations owned or controlled, directly or indirectly, by the same interests? .... ● ☐ Yes ☒ No

     If 1 or 3 is "Yes," enter the country of the ultimate parent .... ● _____

     If 1, 2, or 3 is "Yes," furnish a statement of ownership indicating pertinent names, addresses, and percentages of stock owned.

     If the owner(s) is an individual, provide the SSN/ITIN and see FTB 1131, for more information.

L Has the corporation included a reportable transaction or listed transaction within this return? (See instructions for definitions) .... ● ☐ Yes ☒ No
   If "Yes," complete and attach federal Form 8886 for each transaction.

M Is this corporation apportioning or allocating income to California using Schedule R? .... ● ☐ Yes ☒ No

N How many affiliates in the combined report are claiming immunity from taxation in California under Public Law 86-272? ● _____

O Corporation headquarters are:........................ ● **(1)** ☒ Within California   **(2)** ☐ Outside of California, within the U.S.   **(3)** ☐ Outside of the U.S.

P Location of principal accounting records: 2707 E. VALLEY BLVD., SUITE 216 WEST COVINA CA 91792

Q Accounting method: .... ● **(1)** ☐ Cash   **(2)** ☒ Accrual   **(3)** ☐ Other

R Does this corporation or any of its subsidiaries have a Deferred Intercompany Stock Account (DISA)? .... ● ☐ Yes ☒ No

   If "Yes," enter the total balance of all DISAs .... ● $ _____

S Is this corporation or any of its subsidiaries a RIC? .... ● ☐ Yes ☒ No

T Is this corporation treated as a REMIC for California purposes? .... ● ☐ Yes ☒ No

U 1. Is this corporation a REIT for California purposes? .... ● ☐ Yes ☒ No

  2. If question U1 is "Yes," does the entity own any qualified REIT subsidiaries that are incorporated or qualified
     with the California Secretary of State? If yes, see instructions .... ● ☐ Yes ☐ No

V Is this corporation an LLC or limited partnership electing to be taxed as a corporation for federal purposes? .... ● ☐ Yes ☒ No

   If "Yes", enter the effective date of the election (mm/dd/yyyy): .... _____

W Is this corporation to be treated as a credit union? .... ● ☐ Yes ☒ No

X Is the corporation under audit by the IRS or has it been audited by the IRS in a prior year? .... ● ☐ Yes ☒ No

Y Have all required information returns (e.g. federal Forms 1099, 5471, 5472, 8300, 8865, etc.) been filed with the Franchise Tax Board?...... ☒ N/A ☐ Yes ☐ No

Z Does the taxpayer (or any corporation of the taxpayer's combined group, if applicable) own 80% or more of the stock of an insurance company?..... ☐ Yes ☒ No

AA Did the corporation file the federal Schedule UTP (Form 1120)? .... ● ☐ Yes ☒ No

BB Does any member of the combined report own an SMLLC or generate/claim credits that are attributable to an SMLLC? .... ● ☐ Yes ☒ No

Sign Here	Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.			
	Signature of officer ▶ ROGER LICHUN WU	Title C.E.O.	Date 04/29/2021	● Telephone
	Officer's email address (optional)			(686)945-5885
Paid Preparer's Use Only	Preparer's signature ▶ EDDIE CHEUNG, CPA	Date	Check if self-employed ▶ ☐	● PTIN P00443838
	Firm's name (or yours, if self-employed) and address ▶ CHEUNG & CHU CPA A PROFESSIONAL CORP 111 N. ATLANTIC BLVD., STE 247 MONTEREY PARK CA 91754			● Firm's FEIN 20-0739940 ● Telephone (626)308-1780
	May the FTB discuss this return with the preparer shown above? See instructions .... ● ☒ Yes ☐ No			

Schedule A Taxes Deducted. Use additional sheet(s) if necessary.

(a) Nature of tax	(b) Taxing authority	(c) Total amount	(d) Nondeductible amount
INCOME/FRANCHISE TAX		800.	800.|00
LICENSES		3,290.	|00
Total. Enter total of column (c) on Schedule F, line 17, and total of column (d) on Side 1, line 2 or line 3.			
If the corporation uses California computation method to compute the net income, see instructions.		4,090.	800.|00

Schedule F Computation of Net Income. See instructions.

Income	1 a) Gross receipts or gross sales _____ 0.		
	b) Less returns and allowance _____ c) Balance ..... ● 1c		0.|00
	2 Cost of goods sold. Attach federal Form 1125-A (California Schedule V) .... ● 2		0.|00
	3 Gross profit. Subtract line 2 from line 1c ..... ● 3		0.|00
	4 Total dividends. Attach federal Schedule C, (California Schedule H (100)) ..... ● 4		|00
	5 a) Interest on obligations of the United States and U.S. instrumentalities ..... ● 5a		|00
	b) Other interest. Attach schedule ..... ● 5b		|00
	6 Gross rents ..... ● 6		|00
	7 Gross royalties ..... ● 7		|00
	8 Capital gain net income. Attach federal Schedule D (California Schedule D) ..... ● 8		|00
	9 Ordinary gain (loss). Attach federal Form 4797 (California Schedule D-1) ..... ● 9		|00
	10 Other income (loss). Attach schedule ..... ● 10		|00
	11 **Total income.** Add line 3 through line 10 ..... ● 11		0.|00
Deductions	12 Compensation of officers. Attach federal Form 1125-E or equivalent schedule ..... ● 12		|00
	13 Salaries and wages (not deducted elsewhere) ..... ● 13		|00
	14 Repairs and maintenance ..... ◉ 14		|00
	15 Bad debts 15		|00
	16 Rents ..... ● 16	1,411.	00
	17 Taxes (California Schedule A). See instructions ..... ● 17	4,090.	00
	18 Interest. Attach schedule ..... ● 18		|00
	19 Charitable Contributions. Attach schedule ..... ● 19		|00
	20 Depreciation. Attach federal Form 4562 and FTB 3885 .. ◉ 20 24,734.		
	21 Less depreciation claimed elsewhere on return ...... ◉ 21a ● 21b	24,734.	00
	22 Depletion. Attach schedule ..... ● 22		|00
	23 Advertising ..... ◉ 23	2,423.	00
	24 Pension, profit-sharing plans, etc. ..... ◉ 24		|00
	25 Employee benefit plans ..... ◉ 25		|00
	26 a) Total travel and entertainment _____ 1,963.		
	b) Deductible amounts ..... ● 26b	1,963.	00
	27 Other deductions. Attach schedule Sch. F, Deduction . ● 27	40,629.	00
	28 Specific deduction for organizations under R&TC Section 23701r or 23701t. See instructions ..... ● 28		|00
	29 **Total deductions.** Add line 12 through line 28 ..... ● 29	75,250.	00
	30 Net income before state adjustments. Subtract line 29 from line 11. Enter here and on Side 1, line 1 ... ● 30	−75,250.	00

Schedule J Add-On Taxes and Recapture of Tax Credits. See instructions.

1 LIFO recapture due to S corporation election, IRC Sec. 1363(d) deferral: $_____ ...... ● 1		00
2 Interest computed under the look-back method for completed long-term contracts (Attach form FTB 3834) ● 2		00
3 Interest on tax attributable to installment: a Sales of certain timeshares and residential lots ..... ● 3a		00
b Method for nondealer installment obligations ..... ● 3b		00
4 IRC Section 197(f)(9)(B)(ii) election ..... ● 4		00
5 Credit recapture name: _____ .... ● 5		00
6 Combine line 1 through line 5, revise Side 2, line 39 or line 40, whichever applies, by this amount. Write "Schedule J" to the left of line 39 or line 40 ..... ● 6		00

Schedule V Cost of Goods Sold

1	Inventory at beginning of year ⊙	1	0. 00
2	Purchases ⊙	2	00
3	Cost of labor ●	3	00
4 a	Additional IRC Section 263A costs. Attach schedule ●	4a	00
b	Other costs. Attach schedule ●	4b	00
5	Total. Add line 1 through line 4b	5	0. 00
6	Inventory at end of year ⊙	6	00
7	Cost of goods sold. Subtract line 6 from line 5. Enter here and on Side 4, Schedule F, line 2	7	0. 00

Method of inventory valuation ▶ COST

Was there any change in determining quantities, costs of valuations between opening and closing inventory? ☐ Yes ☒ No
If "Yes," attach an explanation.

Enter California seller's permit number, if any ▶

Check if the LIFO inventory method was adopted this taxable year for any goods. If checked, attach federal Form 970 ☐

If the LIFO inventory method was used for this taxable year, enter the amount of closing inventory under LIFO

Do the rules of IRC Section 263A (with respect to property produced or acquired for resale) apply to the corporation? ☐ Yes ☒ No

The corporation may not be required to complete Schedules L, M-1, and M-2. See Schedule M-1 instructions for reporting requirements.

Schedule L Balance Sheet	Beginning of taxable year		End of taxable year	
Assets	(a)	(b)	(c)	(d)
1 Cash		⊙ 7,273.		● 2,983.
2 a Trade notes and accounts receivable			●	
b Less allowance for bad debts	( )	⊙	● ( )	●
3 Inventories		⊙ 0.		●
4 Federal and state government obligations		⊙		●
5 Other current assets. Attach schedule(s) SEE .S.		131,270.		131,270.
6 Loans to stockholders/officers. Attach schedule		⊙		●
7 Mortgage and real estate loans		⊙		●
8 Other investments. Attach schedule(s)		⊙		●
9 a Buildings and other fixed depreciable assets	650,681.		● 650,681.	
b Less accumulated depreciation	(607,971.)	⊙ 42,710.	●(632,705.)	● 17,976.
10 a Depletable assets				
b Less accumulated depletion	( )	⊙	( )	
11 Land (net of any amortization)		⊙		●
12 a Intangible assets (amortizable only)	⊙ 247,450.		● 248,006.	
b Less accumulated amortization	⊙(84,574.)	⊙ 162,876.	⊙(102,312.)	⊙ 145,694.
13 Other assets. Attach schedule(s)		⊙		●
14 **Total assets**		⊙ 344,129.		● 297,923.
Liabilities and Stockholders' Equity				
15 Accounts payable		⊙		●
16 Mortgages, notes, bonds payable in less than 1 year		⊙		●
17 Other current liabilities. Attach schedule(s) SEE STMT		⊙ 3,971.		515.
18 Loans from stockholders. Attach schedule(s)		⊙ 118,950.		● 124,950.
19 Mortgages, notes, bonds payable in 1 year or more		⊙		●
20 Other liabilities. Attach schedule(s) SEE .STMT		⊙ 452,920.		● 477,420.
21 Capital stock: a Preferred stock	⊙		●	
b Common stock	⊙ 2,784,000.	⊙ 2,784,000.	● 2,784,000.	● 2,784,000.
22 Paid-in or capital surplus. Attach reconciliation		⊙ 100,000.		● 100,000.
23 Retained earnings – Appropriated. Attach schedule				
24 Retained earnings – Unappropriated		-3,115,712.		-3,188,962.
25 Adjustments to shareholders' equity. Attach schedule				
26 Less cost of treasury stock		( )		( )
27 **Total liabilities and stockholders' equity**		344,129.		297,923.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return.
If the corporation **completed** federal **Schedule M-3 (Form 1120 /1120-F)**, see instructions.

1 Net income per books ●	-73,250.	**7** Income recorded on books this year not included in this return (itemize)			
2 Federal income tax ●	0.	**a** Tax-exempt interest .$			
3 Excess of capital losses over capital gains ●		**b** Other . EIDL GR $	2,000.		
4 Taxable income not recorded on books this year (itemize) _____ ●		**c** Total. Add line 7a and line 7b . . . . ●	2,000.		
5 Expenses recorded on books this year not deducted in this return (itemize)		**8** Deductions in this return not charged against book income this year (itemize)			
a Depreciation . . $_____		**a** Depreciation . . . . . $			
b State taxes . . . . $_____		**b** State tax refunds . $			
c Travel and entertainment . $_____		**c** Other . . . . $			
d Other . . . . $_____		**d** Total. Add line 8a through line 8c . . . . . ●			
e Total. Add line 5a through line 5d . . . . ●		**9** Total. Add line 7c and line 8d . . . . ◉	2,000.		
6 Total. Add line 1 through line 5e	-73,250.	**10** Net income per return. Subtract line 9 from line 6	-75,250.		

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Side 5, Schedule L, line 24)

1 Balance at beginning of year . . . . ●	-3,115,712.	**5** Distributions: **a** Cash . . . . ●	
2 Net income per books . . . . ●	-73,250.	**b** Stock . . . . ●	
3 Other increases (itemize)_____		**c** Property . . . . ●	
_____		**6** Other decreases (itemize)_____	
_____			
_____ ●		**7** Total. Add line 5 and line 6	
		8 Balance at end of year.	
4 Total. Add line 1 through line 3	-3,188,962.	Subtract line 7 from line 4	-3,188,962.

Schedule D California Capital Gains and Losses

Part I Short-Term Capital Gains and Losses – Assets Held One Year or Less. Use additional sheet(s) if necessary.

(a) Kind of property and description (Example, 100 shares of Z Co.)	(b) Date acquired (mm/dd/yyyy)	(c) Date sold (mm/dd/yyyy)	(d) Gross sales price	(e) Cost or other basis plus expense of sale	(f) Gain (loss) (d) less (e)	
1						00
						00
						00
						00
						00

2 Short-term capital gain from installment sales from form FTB 3805E, line 26 or line 37 . . . . ◉	**2**	00
3 Unused capital loss carryover from 2019 . . . . ◉	**3**	00
4 Net short-term capital gain (loss). Combine line 1 through line 3 . . . . ●	**4**	00

Part II Long-Term Capital Gains and Losses – Assets Held More Than One Year. Use additional sheet(s) if necessary.

5						00
						00
						00
						00
						00

6 Enter gain from Schedule D-1, line 9 and/or any capital gain distributions. . . . . ◉	**6**	00
7 Long-term capital gain from installment sales from form FTB 3805E, line 26 or line 37 . . . . ◉	**7**	00
8 Net long-term capital gain (loss). Combine line 5 through line 7 . . . . ●	**8**	00
9 Enter excess of net short-term capital gain (line 4) over net long-term capital loss (line 8)	**9**	00
10 Net capital gain. Enter excess of net long-term capital gain (line 8) over net short-term capital loss (line 4)	**10**	00
11 Total lines 9 and 10. Enter here and on Form 100, Side 1, line 5. If losses exceed gains, carry forward losses to 2021	**11**	00

TAXABLE YEAR 2020

CALIFORNIA FORM 3805Q

Net Operating Loss (NOL) Computation and NOL and Disaster Loss Limitations — Corporations

Attach to Form 100, Form 100W, Form 100S, or Form 109.

Corporation name: EYES 4 LIVES, INC.

California corporation number: 3256357

FEIN: 272464647

During the taxable year the corporation incurred the NOL, the corporation was a(n): [X] C corporation
[ ] S corporation [ ] Exempt organization [ ] Limited liability company (electing to be taxed as a corporation)

If the corporation previously filed California tax returns under another corporate name, enter the corporation name and California corporation number:

If the corporation is included in a combined report of a unitary group, see instructions, General Information C, Combined Reporting.

Part I Current year NOL. If the corporation does not have a current year NOL, go to Part II.

1	Net loss from Form 100, line 18; Form 100W, line 18; Form 100S, line 15; or Form 109, line 2. Enter as a positive number	1	64,074. 00
2	2020 disaster loss included in line 1. Enter as a positive number	2	00
3	Subtract line 2 from line 1. If zero or less, enter -0- and see instructions	3	64,074. 00
4 a	Enter the amount of the loss incurred by a new business included in line 3 ..... 4a 00		
b	Enter the amount of the loss incurred by an eligible small business included in line 3 ..... 4b 64,074. 00		
c	Add line 4a and line 4b	4c	64,074. 00
5	General NOL. Subtract line 4c from line 3	5	0. 00
6	Current year NOL. Add line 2, line 4c, and line 5. See instructions	6	64,074. 00

Part II NOL carryover and disaster loss carryover limitations. See instructions.

1 Net income – Enter the amount from Form 100, line 18; Form 100W, line 18; Form 100S, line 15 less line 16; or Form 109, line 2; (but not less than -0-) **If the corporation taxable income is $1,000,000 or more, see instructions.** — (g) Available balance: 0.

Prior Year NOLs

	(a) Year of loss	(b) Code – See instructions	(c) Type of NOL – See below*	(d) Initial loss – See instructions	(e) Carryover from 2019	(f) Amount used in 2020		(h) Carryover to 2021 col. (e) minus col. (f)
2	2015	5065	ESB	990,889.	990,889.	0.		990,889.
	2016	5065	ESB	818,914.	818,914.	0.		818,914.
	2017	5065	ESB	321,190.	321,190.	0.		321,190.
				495,199.	495,199.	0.		495,199.

Current Year NOLs

								col. (d) minus col. (f) See instructions.
3	2020		DIS					
4	2020	5065	ESB	64,074.				64,074.
	2020							
	2020							
	2020							

***Type of NOL:** General (GEN), New Business (NB), Eligible Small Business (ESB), or Disaster (DIS).

Part III 2020 NOL deduction

1	Total the amounts in Part II, line 2, column (f)	1	00
2	Enter the total amount from line 1 that represents disaster loss carryover deduction here and on Form 100, line 21; Form 100W, line 21; or Form 100S, line 19. Form 109 filers enter -0-	2	00
3	Subtract line 2 from line 1. Enter the result here and on Form 100, line 19; Form 100W, line 19; Form 100S, line 17; or Form 109, line 7	3	00

TAXABLE YEAR **2020**

Corporation Depreciation and Amortization

CALIFORNIA FORM **3885**

Attach to Form 100 or Form 100W.

Corporation name	California corporation number
EYES 4 LIVES, INC.	3256357

Part I Election To Expense Certain Property Under IRC Section 179

1	Maximum deduction under IRC Section 179 for California	1	$25,000.
2	Total cost of IRC Section 179 property placed in service	2	0.
3	Threshold cost of IRC Section 179 property before reduction in limitation	3	$200,000.
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	0.
5	Dollar limitation for taxable year. Subtract line 4 from line 1. If zero or less, enter -0-	5	25,000.

	(a) Description of property	(b) Cost (business use only)	(c) Elected cost
6			
7	Listed property (elected IRC Section 179 cost)	7	

8	Total elected cost of IRC Section 179 property. Add amounts in column (c), line 6 and line 7	8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	9	
10	Carryover of disallowed deduction from prior taxable years	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5	11	
12	IRC Section 179 expense deduction. Add line 9 and line 10, but do not enter more than line 11	12	
13	Carryover of disallowed deduction to 2021. Add line 9 and line 10, less line 12	13	

Part II Depreciation and Election of Additional First Year Depreciation Deduction Under R&TC Section 24356

	(a) Description of property	(b) Date acquired (mm/dd/yyyy)	(c) Cost or other basis	(d) Depreciation allowed or allowable in earlier years	(e) Depreciation method	(f) Life or rate	(g) Depreciation for this year	(h) Additional first year depreciation
14	MACHINE & EQUIPMENT	01-01-2011	87,833.	87,833.	SL	7.0	0.	
	MOLD	02-25-2011	28,604.	28,603.	SL	7.0	0.	
	SOFTWARE	01-01-2011	230,795.	230,794.	SL	7.0	0.	
	COMPUTER	08-05-2011	3,816.	3,500.	200DB	5.0	0.	
	See Stmt		283,502.	198,405.			16,358.	
15	Add the amounts in column (g) and column (h). The total of column (h) may not exceed $2,000. See instructions for line 14, column (h)					15	16,358.	

Part III Summary

16	Total: If the corporation is electing: IRC Section 179 expense, add the amount on line 12 and line 15, column (g) **or** Additional first year depreciation under R&TC Section 24356, add the amounts on line 15, columns (g) and (h) **or** Depreciation (if no election is made), enter the amount from line 15, column (g)	16	16,358.
17	Total depreciation claimed for federal purposes from federal Form 4562, line 22	17	24,734.
18	Depreciation adjustment. If line 17 is greater than line 16, enter the difference here and on Form 100 or Form 100W, Side 1, line 6. If line 17 is less than line 16, enter the difference here and on Form 100 or Form 100W, Side 2, line 12. (If California depreciation amounts are used to determine net income before state adjustments on Form 100 or Form 100W, no adjustment is necessary)	18	8,376.

Part IV Amortization

	(a) Description of property	(b) Date acquired (mm/dd/yyyy)	(c) Cost or other basis	(d) Amortization allowed or allowable in earlier years	(e) R&TC Section (see instructions)	(f) Period or percentage	(g) Amortization for this year
19	DESIGN FEE	03-01-2012	4,925.	4,925.	197	4.0	0.
	PATENT	01-02-2014	60,784.	36,468.	179	10.0	6,078.
	DESIGN FEE 2014	01-02-2014	13,475.	13,475.	179	4.0	0.
	PATENT-2015	05-13-2015	18,495.	8,633.	179	10.0	1,850.
	See Stmt		150,327.	21,074.			9,810.

20	Total. Add the amounts in column (g)	20	17,738.
21	Total amortization claimed for federal purposes from federal Form 4562, line 44	21	17,738.
22	Amortization adjustment. If line 21 is greater than line 20, enter the difference here and on Form 100 or Form 100W, Side 1, line 6. If line 21 is less than line 20, enter the difference here and on Form 100 or Form 100W, Side 2, line 12	22	0.

Form 100
Line 8

Other Additions

2020

Name as Shown on Return	California Corporation No.
EYES 4 LIVES, INC.	3256357

Entries made on lines 1 through 5 will flow to line 6

1	California ordinary net gain (loss)	1	
2	Payments to clubs that restrict membership or use	2	
3	Federal contribution deduction	3	
4	Federal Small Employer Pension Plan Startup Costs Credit (Form 8881)	4	
5	Federal Discharge of Indebtedness California deferred amount	5	
6	Other (itemize):		
	EIDL GRANT		2,000.

Total to Form 100, line 8 . . . . ► 2,000.

Form 100
Line 16

Other Deductions

2020

Entries made on lines 1 through 5 will flow to line 6

1	Interest received on obligations of the federal government	1	
2	Interest received on obligations of the state of California	2	
3	Federal ordinary net gain (loss)	3	
4	Federal employment credits (Form 5884, 8844, 8845, 8846, and 8941)	4	
5	State income tax refunds	5	
6	Other (itemize):		

Total to Form 100, line 15 . . . . ►

cacw0301.SCR 02/08/21

Form 100
Schedule L

Other Assets

2020

Name as Shown on Return: EYES 4 LIVES, INC.

California Corporation No.: 3256357

Other Current Assets:	Beginning of Tax Year	End of Tax Year
PREPAID EXPENSES	131,270.	131,270.
Totals to Form 100, Schedule L, line 5 ►	131,270.	131,270.

Loans to Stockholders/Officers: Name	Title	SSN/EIN	Stock %	Beginning of Tax Year	End of Tax Year
Totals for Form 100, Schedule L, line 6 ►					

Other Investments:	Beginning of Tax Year	End of Tax Year
Totals to Form 100, Schedule L, line 8 ►		

Other Assets:	Beginning of Tax Year	End of Tax Year
Totals to Form 100, Schedule L, line 13 ►		

Form 100
Schedule L

Other Liabilities and Equity

2020

Name as Shown on Return: EYES 4 LIVES, INC.

California Corporation No.: 3256357

Other Current Liabilities:	Beginning of Tax Year	End of Tax Year
CREDIT CARD PAYABLE	3,971.	515.
Totals to Form 100, Schedule L, line 17 . . . . ►	3,971.	515.

Other Liabilities:	Beginning of Tax Year	End of Tax Year
LOAN FROM OTHERS	450,020.	474,520.
OTHER PAYABLES	2,900.	2,900.
Totals to Form 100, Schedule L, line 20 . . . . ►	452,920.	477,420.

Retained Earnings – Appropriated:	Beginning of Tax Year	End of Tax Year
Totals to Form 100, Schedule L, line 23 . . . . ►		

Adjustments to Shareholders' Equity:	Beginning of tax year	End of tax year
Totals to Form 100, Schedule L, line 25 . . . . ►		

Additional information from your 2020 California Corporation Tax Return

Form 100: California Corporation Franchise or Income Tax Return
Schedule F, Other Deductions
Continuation Statement

description	Amount
AMORTIZATION	17,738.
AUTOMOBILE AND TRUCK EXPENSE	69.
BANK CHARGES	360.
LEGAL AND PROFESSIONAL	14,760.
OFFICE EXPENSE	2,749.
PARKING FEES AND TOLLS	11.
POSTAGE	240.
SUPPLIES	524.
TELEPHONE	178.
TRADE SHOW	4,000.
Total	40,629.

Form 3805Q:NOL Computation and Disaster Loss Limit
Loss year
Continuation Statement

Loss year	Disaster or SIC Code	NOL Type	Initial loss	Loss carryover	NOL Used	NOL Available	NOL to next year
2018		GEN	341,511.	341,511.	0.		341,511.
2019	5065	ESB	153,688.	153,688.	0.		153,688.
		Total	495,199.	495,199.	0.		495,199.

Form 3885: Corporation Depreciation and Amortization
Depreciation and Election of Additional First year Depreciation Deduction under R and TC Section 24356
Continuation Statement

Description of property	Date acquired	Cost or other basis	Depreciation allowed of allowable in earlier years	Method	Life or rate	Depr for this year	Additional first year depreciation
SOFTWARE	04-29-2012	44,145.		200DB	7.0	0.	
SOFTWARE	07-18-2013	19,522.	19,522.	200DB	5.0	0.	
COMPUTER	12-02-2013	1,678.	1,678.	200DB	5.0	0.	
COMPUTER 2014	01-02-2014	3,134.	3,134.	200DB	5.0	0.	
MACHINE & EQUIPMENT	01-02-2014	3,500.	3,197.	200DB	7.0	303.	
SOFTWARE 2014	01-02-2014	7,830.	10,440.	SL	3.0	0.	
COMPUTER-2015	01-10-2015	17,117.	15,404.	SL	5.0	285.	
MACHINE & EQUIPMENT	02-01-2015	11,191.	7,195.	SL	7.0	1,599.	
MOLD-2015	05-01-2015	66,200.	42,558.	SL	7.0	9,457.	
WAREHOUSE EQUIPMENT-	10-05-2015	1,428.	918.	SL	7.0	204.	
MACHINE & EQUIPMENT	06-01-2016	169.	96.	SL	7.0	24.	
WAREHOUSE EQUIPMENT	06-01-2016	4,168.	2,380.	SL	7.0	595.	

Form 3885: Corporation Depreciation and Amortization

Depreciation and Election of Additional First year Depreciation Deduction under R and TC Section 24356   **Continuation Statement**

Description of property	Date acquired	Cost or other basis	Depreciation allowed of allowable in earlier years	Method	Life or rate	Depr for this year	Additional first year depreciation
COMPUTERS	06-01-2016	363.	292.	SL	5.0	71.	
SOFTWARE-2015	01-15-2015	91,599.	82,440.	SL	5.0	1,527.	
SOFTWARE-2015	06-01-2016	11,428.	9,144.	SL	5.0	2,284.	
SOFTWARE 2019	06-01-2019	30.	7.	200DB	5.0	9.	
Total		283,502.	198,405.			16,358.	

Form 3885: Corporation Depreciation and Amortization

Amortization   **Continuation Statement**

Description of property	Date acquired	Cost or other basis	Depreciation allowed of allowable in earlier years	Period or %	R and TC section	Amortization for this year
DESIGN FEE	03-03-2015	3,155.	3,155.	4.0	179	0.
PATENT	06-01-2016	16,860.	4,028.	15.0	197	1,124.
PATENT	09-01-2017	22,314.	3,472.	15.0	197	1,488.
PATENT	05-11-2018	1,467.	163.	15.0	197	98.
PATENT	11-03-2018	1,146.	89.	15.0	197	76.
SOFTWARE 2018	01-24-2018	7,500.	1,000.	15.0	197	500.
SOFTWARE 2018	01-24-2018	7,500.	1,000.	15.0	197	500.
SOFTWARE 2018	01-24-2018	7,500.	1,000.	15.0	197	500.
SOFTWARE 2018	01-24-2018	4,286.	572.	15.0	197	286.
SOFTWARE 2018	02-13-2018	7,500.	958.	15.0	197	500.
SOFTWARE 2018	03-08-2018	10,000.	1,223.	15.0	197	667.
SOFTWARE 2018	03-20-2018	6,000.	733.	15.0	197	400.
SOFTWARE 2018	07-19-2018	4,000.	400.	15.0	197	267.
SOFTWARE 2018	10-12-2018	10,000.	834.	15.0	197	667.
SOFTWARE 2018	06-07-2018	10,000.	1,056.	15.0	197	667.
SOFTWARE 2019	01-31-2019	10,000.	667.	15.0	197	667.
SOFTWARE 2019	05-06-2019	5,000.	222.	15.0	197	333.
SOFTWARE 2019	07-22-2019	10,000.	333.	15.0	197	667.
SOFTWARE 2019	08-30-2019	5,000.	139.	15.0	197	333.
PATENT	03-27-2019	543.	30.	15.0	197	36.
PATENT	02-01-2020	556.		15.0	197	34.
Total		150,327.	21,074.			9,810.